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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
MAR 4 2014
191

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49352

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___January 1, 2013___ AND ENDING ___December 31, 2013___
                                   Date   Date

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ___The Jeffrey Matthews Financial Group, L.L.C.___

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 B Vreeland Road
                                    (No. and Street)

Florham Park _____ New Jersey _____ 07932 _____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gene Stice _____ 973-467-1223 _____
                                                     (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FREIDMAN LLP
_____
                    (Name - *if individual, state last, first, middle name*)

100 Eagle Rock Avenue	East Hanover	New Jersey	07936
(Address)	(City)	(State)	(Zip Code)

CHECK ONE

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

---

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, __Jeffrey Halpert__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying

financial statement and supporting schedules pertaining to the firm of ___The Jeffrey Matthews Financial Group, L.L.C.___

as of ___December 31, 2013___ , are true and correct. I further swear (or affirm) that neither the company nor any

partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a

customer, except as follows:

_____

_____

_____

_____
Signature

__Managing Member_____
Title

Amy Warren
Notary Public

AMY WARREN

Notary Public of New Jersey
My Commission Expires 5/28/2015

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.

☑ (b) Statement of Financial Condition.

☑ (c) Statement of Income (Loss).

☑ (d) Statement of Changes in Financial Condition.

☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☑ (g) Computation of Net Capital.

☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

☑ (l) An Oath or Affirmation.

☑ (m) A copy of the SIPC Supplemental Report.

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

☑ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

AND

INDEPENDENT AUDITORS' REPORT

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Financial Statement	
Statement of Financial Condition	3
Notes to Financial Statement	4



FRIEDMAN LLP

ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Members
of The Jeffrey Matthews Financial Group, L.L.C.

We have audited the accompanying financial statement of The Jeffrey Matthews Financial Group, L.L.C., which comprise the statement of financial condition as of December 31, 2013, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement which is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1



Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Jeffrey Matthews Financial Group, L.L.C. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Friedman LLP

February 26, 2014

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

Cash	$	205,055
Receivable from clearing organization		12,453
Deposit with clearing organization		100,000
Securities owned, at market value		5,965,380
Secured demand notes collateralized by marketable securities		767,578
Accrued interest receivable		90,537
Property and equipment - at cost, net		216,040
Other assets		352,482
	$	7,709,525

LIABILITIES AND MEMBERS' EQUITY

Payable to clearing organization	$	4,950,214
Accounts payable, accrued expenses and other liabilities		696,675
		5,646,889

Commitments

Liabilities subordinated to claims of general creditors		767,578
Members' equity		1,295,058
	$	7,709,525

See notes to financial statements.

3

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
The Jeffrey Matthews Financial Group, L.L.C. (the "Company"), organized in 1996, is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company operates sales offices in New Jersey, New York, Connecticut, and Florida and acts as a broker and dealer of products consisting primarily of municipal bonds, corporate bonds and stocks. The Company has a finite life which will terminate upon the occurrence of a specified terminating event or December 1, 2050, whichever occurs first.

Operating in the securities industry subjects the Company to economic and political trends and conditions.

Security transactions and related revenues and expenses are recorded on a trade date basis. All investments at December 31, 2013 are held by the Company's clearing organization.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

Concentration of Credit Risk for Cash
The Company maintains its cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents

Fair Value Measurements
United States generally accepted accounting principles ("GAAP") requires certain financial assets and liabilities to be measured at fair value. GAAP defines fair value, provides guidance for measuring fair value, requires certain disclosures and discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow) and the cost approach (cost to replace the service capacity of an asset or replacement cost). GAAP also provides for a fair value hierarchy that prioritizes the inputs of valuation techniques used to measure fair value into three broad levels.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements (Continued)
The following is a brief description of those three levels:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs that reflect management's own assumptions.

Member Equity
In accordance with the operating agreement, each member has made an initial capital contribution to the Company in varying amounts of cash. Additional capital contributions shall be required only with the written consent of the members. No interest shall be due from the Company on any capital contribution of any member. Net income and net losses in respect of each fiscal year of the Company shall be allocated to the members, on the last day of such fiscal year, in amounts proportionate with the members' interests in the Company.

Depreciation and Amortization
Depreciation is computed utilizing the straight-line method over the estimated useful lives of the assets ranging from 3 to 7 years. Leasehold improvements are amortized using the straight-line method over estimated useful lives or the term of the lease, whichever is shorter.

Income Taxes
The Company is not a taxpaying entity for income tax purposes and, accordingly, no provision has been made for income taxes. The members' allocable share of the Company's income or loss are reportable on their income tax returns.

Federal, state and local income tax returns for years prior to 2010 are no longer subject to examination by tax authorities.

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

NOTES TO FINANCIAL STATEMENTS

2 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading debt and equity securities recorded at market values, as follows:

	Owned	Sold, Not Yet Purchased
Federal, state and municipal obligations	$ 5,952,280	$ -
Corporate obligations and stocks	13,100	-
	$ 5,965,380	$ -

Stocks are valued based upon quoted market prices.

For Federal, state, municipal and corporate obligations, fair values are determined by third party pricing services that utilize proprietary pricing models to evaluate the holdings.

Corporate stocks totaling $11,940 are classified as Level 1 securities. All other securities owned are classified as Level 2 securities.

3 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Office equipment	$ 126,610
Furniture and fixtures	188,917
Leasehold improvements	134,002
	449,529
Less - Accumulated depreciation and amortization	233,489
	$ 216,040

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

NOTES TO FINANCIAL STATEMENTS

4 - OTHER ASSETS

Other assets consist of the following:

Customer list, net	$ 2,000
Prepaid expenses	118,479
Security deposits	22,196
Notes receivable, employees	55,615
Due from employees	128,247
Other assets	25,945
	$ 352,482

5 - PAYABLE TO CLEARING ORGANIZATION

The payable to clearing organization represents loans collateralized by marketable securities and bears interest at the broker call rate less 0.25%. The broker call rate was 2.00% at December 31, 2013.

6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Borrowings under subordination agreements, from related parties, at December 31, 2013 are as follows:

Liabilities pursuant to secured demand note collateral agreements are as follows:

Due April 01, 2016	$ 21,169
Due April 30, 2015	21,286
Due April 30, 2015	21,286
Due April 30, 2015	21,286
Due April 30, 2015	21,286
Due April 30, 2015	21,286
Due April 30, 2015	64,784
Due June 15, 2014	295,000
Due June 30, 2014	9,510
Due June 30, 2014	18,701
Due June 30, 2014	21,274
Due June 30, 2014	32,855
Due June 30, 2014	32,855
Due June 30, 2014	165,000
	$ 767,578

7

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

NOTES TO FINANCIAL STATEMENTS

6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS (Continued)

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be eligible for repayment.

7 – GUARANTEES

ASC 460-10, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460-10 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying occurrence or nonoccurrence of a specified event that is related to an asset, liability or equity security of a guaranteed party. ASC 460-10 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company guarantees all of the customer margin account balances held by its clearing broker. The Company is responsible for payment to its clearing broker for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by the clearing broker as of December 31, 2013, was $2,648,872. In the event of any customer default, the Company has rights to the underlying collateral provided. Given the existence of the underlying collateral provided as well as the negligible historical credit losses, the Company does not maintain any loss reserve.

8 – COMMITMENTS

The Company is obligated under non-cancelable operating leases for vehicles, equipment, and office facilities expiring in various years through April 2019. In addition to base rent on its office facilities, the Company is required to pay its proportionate share of real estate taxes, maintenance and insurance.

The Company also rents four additional sales offices on a month to month basis requiring monthly payments totaling $5,951.

The future minimum rental payments are as follows:

Year Ending December 31,	Total	Offices	Other
2014	$ 193,107	$ 95,715	$ 97,392
2015	160,459	95,715	64,744
2016	140,037	95,715	44,322
2017	123,733	95,715	28,018
2018	101,414	95,715	5,699
Thereafter	31,905	31,905	-
	$ 750,655	$ 510,480	$ 240,175

9 - RELATED PARTY TRANSACTIONS

See Notes 6 for related party transactions.

10 - DEFERRED COMPENSATION PLAN

The Company maintains a 401(k) deferred compensation plan which covers substantially all full time employees. Participants are permitted, in accordance with the provisions of section 401(k) of the Internal Revenue Code, to contribute a portion of their gross earnings into the Plan. Employer contributions are made on a discretionary basis. There was no Employer contribution made for the year ended December 31, 2013.

11 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2013, the Company had net capital of $1,094,776, which exceeded requirements by $994,776. The ratio of aggregate indebtedness to net capital was 0.64 to 1.

12 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities. These activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company is therefore exposed to risk of loss on these transactions in the event of a contra party being unable to meet the terms of their contracts, which may require the Company to purchase or sell financial instruments at prevailing market prices.

13 - RISKS AND UNCERTAINTIES

The Company invests in certain securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the balance sheet.



THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

SECURITIES INVESTOR PROTECTION CORPORATION
FORM SIPC-7

SEC FILE NO. 8-49352

YEAR ENDED DECEMBER 31, 2013



FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
of The Jeffrey Matthews Financial Group, L.L.C.

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by The Jeffrey Matthews Financial Group, L.L.C. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating The Jeffrey Matthews Financial Group, L.L.C.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Jeffrey Matthews Financial Group, L.L.C.'s management is responsible for The Jeffrey Matthews Financial Group, L.L.C.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

February 26, 2014

 

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION

YEAR ENDED DECEMBER 31, 2013

Period Covered	Date Paid	Amount
General assessment reconciliation for the year ended December 31, 2013		$ 17,981
Payment schedule:		
SIPC-6	07/25/13	8,834
SIPC-7	01/29/14	10,002
Overpayment carried forward		$ (855)

See independent accountants' report on applying agreed-upon procedures related to an entity's SIPC assessment reconciliation.